SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)



                                  ULURU INC.
- ----------------------------------------------------------------------
                                (Name of Issuer)

                              COMMON STOCK, $.001 par value per share
- ----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    90403T100
- ----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            BRENCOURT ADVISORS, LLC
                            600 LEXINGTON AVENUE, 8TH FLOOR
                            NEW YORK, NY 10022
		    	    Adam Hopkins - (212) 313-9776
- ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)


                                August 20, 2008
- ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. X

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- ---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    ----------------------------------------
                                Page 1 of 5 Pages
                    ----------------------------------------

CUSIP No. 90403T100                                   Page 2 of 6 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRENCOURT ADVISORS, LLC      EIN # 13-4137530
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
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3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                           11,861,336
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            11,861,336
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11,861,336
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    18.01%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-------------------------------------------------------------------------------




CUSIP No. 90403T100                                          Page 3 of 6 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William L. Collins      EIN # ###-##-####
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                           359,062
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            359,062
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   359,062
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.55%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-------------------------------------------------------------------------------

CUSIP No. 90403T100                                            Page 4 of 6 Pages
- -------------------------------

ITEM 1  SECURITY AND ISSUER

        Title of Class of Securities

        Common stock $.001 par value per share (the "Shares")

        Name and Address of Issuer

        Uluru Inc.
        4452 Beltway Drive
        Addison, TX 75001

ITEM 2  IDENTITY AND BACKGROUND

(a) This Schedule 13D (the "Schedule") is filed on behalf of Brencourt Advisors, LLC (the "Investment Manager"), a Delaware limited liability company which serves as investment manager to multiple Delaware limited partnerships, Bermuda corporations and managed accounts (collectively, the "Funds") and William L. Collins, managing member of the Investment Manager (together with the Investment Manager, the "Reporting Persons").

The Investment Manager has sole power to vote and dispose of the Funds' Shares of Common Stock owned by the Funds. The Investment Manager disclaims any economic interest in or beneficial ownership of the Funds' Shares covered by this Schedule.

(b) The principal office of Brencourt Advisors, LLC is:

600 Lexington Avenue
8th Floor
New York, NY 10022

The principal office of William L. Collins is:

c/o Brencourt Advisors, LLC
600 Lexington Avenue
8th Floor
New York, NY 10022

(c) This Schedule is filed on behalf of the Investment Manager, Mr. Collins and the Funds. Each of the Funds is the record and direct beneficial owner of the Shares reported herein by the Investment Manager. The Investment Manager is the investment manager to each Fund. The principal business of the Investment Manager is providing discretionary advice for the Funds. The principal business of each of the Funds is to invest in various securities.

(d)	During the past five years, neither the Investment Manager, Mr. Collins nor the Funds have been convicted in a criminal proceeding

(e)	During the past five years, neither the Investment Manager, Mr. Collins nor the Funds have been party to a civil proceeding as a result of which they are subject to a judgment, decree, or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding them in violation of such laws.

(f)	The Investment Manager is organized under the laws of Delaware, USA.
Mr. Collins is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Funds and Mr. Collins acquired their respective shares, as set forth herein, in open market transactions.

ITEM 4	PURPOSE OF TRANSACTION

The Investment Manager has acquired the shares of Common Stock, on behalf of the Funds, for investment purposes. In filing this Schedule, the Reporting Persons are converting their filing status to activist investor, from passive. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of Shares or disposal of some or all of the Shares currently owned by the Funds or Mr. Collins or otherwise acquired by the Funds or Mr. Collins, as the case may be.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Funds and/or Mr. Collins of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (d) other material changes in the Issuer's business or corporate structure; or (e) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, neither the Investment Manager, Mr. Collins nor the Funds currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (e) of Item 4 of this Schedule. The Investment Manager, Mr. Collins and the Funds reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (e) of Item 4 of this Schedule) or formulate and implement plans or proposal with respect to any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 11,861,336 Shares owned by the Funds representing approximately 18.01% of the Issuer's Shares outstanding on its Quarterly Report on Form 10-Q for the period ended June 30, 2008 as filed with the Commission on August 8, 2008 (the "Form 10-Q"). Mr. Collins beneficially owns 359,062 Shares, representing approximately 0.55% of the Issuer's Shares outstanding as reported in the Form 10-Q.

- --------------------------------
CUSIP No. 90403T100                                            Page 5 of 6 Pages
- -------------------------------

     (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.


During the past sixty days, the Reporting Persons effected the following sales of shares of shares of Common Stock in open market transactions:


  Transaction Date            Bought         Sold        Price per Share ($)
  ----------------            ------         ----        -------------------

July 17, 2008	             1,666,660                           1.00
July 31, 2008	             1,700,000                           1.00



     (d) - (e): Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

	None.

- --------------------------------
CUSIP No. 90403T100                                            Page 6 of 6 Pages
- -------------------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            August 20, 2008
                                       --------------------------
                                                 (Dated)

                                          /s/ Adam Hopkins
                                       ---------------------------
                                               (Signature)

                                         Chief Compliance Officer
                                       ---------------------------
                                                 (Title)


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